Jason Industries, Inc.
411 East Wisconsin Avenue, Suite 2100
Milwaukee, WI 53202

September 10, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Pamela Long

Re:	Jason Industries, Inc.
Registration Statement on Form S-1
File No. 333-197412

Dear Ms. Long:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to September 12, 2014 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Sincerely, JASON INDUSTRIES, INC.

By:	/s/ William P. Schultz
	Name:	William P. Schultz
	Title:	General Counsel